Coca-Cola Plaza
Atlanta, Georgia

September 30, 2011

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: SEC Staff Comment Letter dated September 2, 2011 (File No. 001-02217)

Dear Ms. Jenkins:

Thank you for your letter dated September 2, 2011, setting forth the comments of the Staff relating to The Coca-Cola Company (the “Company”)’s supplemental response dated August 5, 2011, its Form 8-K filed July 19, 2011, and its Form 10-Q for the quarter ended July 1, 2011. The Company’s responses to the Staff’s comments are set forth below.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s letter and have provided the Company’s responses immediately following each numbered comment.

Form 8-K filed July 19, 2011
Exhibit 99.1

1.
We note your response to prior comment four on comparable currency neutral operating results. However, your revised disclosure did not fully address the issue. Thus the comment is repeated. We note your disclosure that you determine your currency neutral operating results by recalculating what your current period U.S. dollar operating results would have been assuming constant foreign currency exchange rates. Please provide us with, and confirm in future Exchange Act filings you will revise to disclose the detailed methodology used to compute the constant foreign currency exchange rates, describe the process for recalculating such amounts and the basis of presentation so that your disclosure is consistent with Item 10(e) of Regulation S-K. For additional guidance, refer to Regulation G and Question 104.06 of Compliance & Disclosure Interpretations (C&DI’s) regarding Non-GAAP Financial Measures.

Response:
In future filings, we confirm that we will provide a more detailed narrative explanation to describe how we compute the constant foreign currency exchange rates, the process used for calculating such amounts and the basis of presentation. We will include the following expanded disclosure in our future earnings releases to be filed on Form 8-K beginning in the third quarter of 2011:
“Management evaluates the operating performance of our Company and our international subsidiaries on a currency neutral basis. We determine our currency neutral operating results by dividing or multiplying, as appropriate, our current period actual U.S. dollar operating results by the current period actual exchange rates (that include the impact of current period currency hedging activities), to derive our current period local currency operating results. We then multiply or divide, as appropriate, the derived local currency operating results by the foreign currency exchange rates (that also include the impact of the comparable prior period currency hedging activities) used to translate the Company’s financial statements in the comparable prior year period to determine what the current period U.S. dollar operating results would have been if the foreign currency exchange rates had not changed from the comparable prior year period.”

Form 10-Q for Quarter Ended July, 1, 2011
Financial Statements
Notes to Financial Statements
Note 1- Summary of Significant Accounting Policies- Basis of Presentation, page 7

1.
We note your response to prior comment six regarding your sales curve accounting policy. We note your disclosure that you allocate your full year estimated marketing expenditures that benefit multiple interim periods to each of your interim reporting periods based on the proportion of each interim period’s unit case volume to the estimated full year unit case volume. In this regard please provide the following:

i.	discuss how you differentiate marketing expenditures that benefit multiple periods than those that are expensed as incurred or the first time the advertising takes place.

ii.	tell us the total full year estimated marketing expenditures that benefit multiple periods for 2011 and the amount of assets recorded at March 31, 2011 and June 30, 2011.

iii.
please demonstrate how the benefits of an advertising expenditure, for example, the NCAA March Madness basketball tournament sponsorship, clearly extend beyond the interim period in which the expenditure is made and how the deferral of such advertising expenditure to other interim periods is appropriate. Refer to FASB ASC 270-10-45-9(d).

iv.
please provide marketing research and analysis of your marketing expenditures which illustrate events occurring in the first quarter can have an impact in the unit case volume in the subsequent quarters.

v.	tell us how you determine and track the changes in the case volume each quarter attributable to each marketing campaign and disclose the methodology for such determination.
Response:
Discussion of the Company’s interim accounting policy and related accounting guidance
The Company’s accounting policy related to advertising costs for annual reporting purposes was disclosed in Note 1 of our 2010 Annual Report on Form 10-K as follows:
“Our Company expenses production costs of print, radio, television and other advertisements as of the first date the advertisements take place.”
The Company’s accounting policy related to advertising costs for interim reporting purposes (i.e., the “sales curve” allocation methodology), which is the subject of the Staff’s questions, has no impact on our full year consolidated income statement or our December 31 consolidated balance sheet. The sales curve allocation methodology only impacts our interim accounting periods. The Company has consistently applied this interim accounting policy for more than 25 years. The Company included the following disclosure in our first and second quarter 2011 Form 10-Qs:
“We allocate our full year estimated marketing expenditures that benefit multiple interim periods to each of our interim reporting periods based on the proportion of each interim period’s unit case volume to the estimated full year unit case volume. This allocation is only performed during our interim periods. Our full year marketing expenditures are not impacted by this accounting policy.”
In our future Form 10-K filings, we will include both our annual and interim accounting policies for marketing expenditures.
We developed our interim accounting policy related to advertising costs several decades ago based on what we believe was, and still is, the principle objective of ASC 270, Interim Reporting. ASC 270 describes interim financial information as essential to providing investors and others with timely information related to the progress of an entity, and that the usefulness of interim financial information rests on its relationship to the annual results of operations. Although paragraph 270-10-45-2, states that in general the results for each interim period shall be based on the same accounting principles and practices used by the entity in the preparation of its latest annual financial statements, it also suggests that certain modifications to interim accounting policies may be necessary or desirable and that each interim period should be viewed primarily as an integral part of the annual period. The guidance specifically lists the accounting policy related to the recognition of advertising costs as an example of a type of accounting policy that may require modification for interim reporting purposes. The applicable paragraphs of ASC 270-10 are as follows:
45-4 Costs and expenses for interim reporting purposes may be classified as either of the following:

a.	Costs associated with revenue - those costs that are associated directly with or allocated to the products sold or to the services rendered and that are charged against income in those interim periods in which the related revenue is recognized.

b.
All other costs and expenses - those costs and expenses that are not allocated to the products sold or to the services rendered and that are charged against income in interim fiscal periods as incurred, or are allocated among interim periods based on an estimate of time expired, benefit received, or other activity associated with the periods.

45-8 The objective in all cases is to achieve a fair measure of results of operations for the annual period and to present fairly the financial position at the end of the annual period. The following standards shall apply in accounting for costs and expenses other than product costs in interim periods:

a.
Costs and expenses other than product costs shall be charged to income in interim periods as incurred, or be allocated among interim periods based on an estimate of time expired, benefit received or activity associated with the periods. Procedures adopted for assigning specific cost and expense items to an interim period shall be consistent with the bases followed by the entity in reporting results of operations at annual reporting dates. However, if a specific cost or expense item charged to expense for annual reporting purposes benefits more than one interim period, the cost or expense item may be allocated to those interim periods (see paragraph 270-10-45-9).

b.
Some costs and expenses incurred in an interim period, however, cannot be readily identified with the activities or benefits of other interim periods and shall be charged to the interim period in which incurred. Disclosure shall be made as to the nature and amount of such costs unless items of a comparable nature are included in both the current interim period and in the corresponding interim period of the preceding year.

c.	Arbitrary assignment of the amount of such costs to an interim period shall not be made.

d.	Gains and losses that arise in any interim period similar to those that would not be deferred at year end shall not be deferred to later interim periods within the same fiscal year.
45-9 A complete listing of examples of application of paragraphs 270-10-45-7 through 45-8 is not practical; however, the following examples of applications may be helpful:

a.
If a cost that is expensed for annual reporting purposes clearly benefits two or more interim periods, each interim period shall be charged for an appropriate portion of the annual cost by the use of accruals or deferrals.

b.
If quantity discounts are allowed to customers based upon annual sales volume, the amount of such discounts charged to each interim period shall be based on the sales to customers during the interim period in relation to estimated annual sales.

c.
Property taxes (and similar costs such as interest and rent) may be accrued or deferred at annual reporting date, to achieve a full year’s charge of taxes to costs and expenses. Similar procedures shall be adopted at each interim reporting date to provide an appropriate cost in each period.

d.
Advertising costs may be deferred within a fiscal year if the benefits of an expenditure made clearly extend beyond the interim period in which the expenditure is made. Advertising costs may be accrued and assigned to interim periods in relation to sales prior to the time the service is received if the advertising program is clearly implicit in the sales arrangement.

As previously mentioned, ASC 270 describes interim financial information as essential to providing investors and others with timely information related to the progress of an entity, and that the usefulness of interim financial information rests on its relationship to the annual results of operations. For this reason, some costs and expenses are allocated among interim periods based on an estimate of time expired, benefits received, or other activity associated with the periods. Although current U.S. GAAP precludes companies from allocating advertising expenses over multiple annual periods, ASC 270 specifically lists the accounting policy related to the recognition of advertising costs as an example of a type of accounting policy that may require modification for interim reporting purposes.
We determined that it was appropriate and necessary to modify our annual accounting policy related to advertising costs for interim reporting periods. In reaching our decision, we considered and concluded that (1) our integrated marketing programs clearly benefit two or more interim periods; (2) our interim financial information is more useful to investors by maintaining the relationship between the future benefits of these programs and the costs incurred; and (3) the Company’s commitment to an annual marketing plan is implicit in the sales agreement with our bottlers. Based on our assessment, we believe that our interim accounting policy best serves our investors and users of our financial statements by providing timely information related to our annual advertising investment, on a quarterly basis. Our advertising investments drive the long-term health of our brands, which in turn drives future unit case volume and our long-term cash flow. We believe this provides more useful information than quarter-to-quarter fluctuations in spending on advertising, which are often due to timing. It is also important to note that based on our review of other consumer product companies’ SEC filings, many other consumer product companies have similar interim accounting policies related to advertising costs. Certain of these companies allocated marketing expenses to interim periods based on revenues while others allocated these expenses based on a volume metric. Regardless of the basis used for the allocation, it demonstrates that many other consumer product companies have identified the need to modify their annual accounting policy for reporting advertising costs during interim periods.
In support of this interim accounting policy, the remainder of this letter describes the following:

•	Description of the Company’s integrated marketing programs;

•	Analysis of the long-term benefits derived from our integrated marketing programs (including both academic research and Company-specific research);

•	Third-party assessment of the long-term benefits derived from our integrated marketing programs; and

•	Details of the Company’s interim allocation methodology (including a detailed example).
Description of the Company’s integrated marketing programs
Our integrated marketing programs are designed to enhance consumer awareness and preference for our brands. Through our integrated programs, our brands become associated with events and memories that are important to our consumers. Our integrated marketing programs include: advertising (e.g., print, radio, television, internet and other types of advertisements); packaging (adding an event or team to our bottle and can packages); point-of-sale messaging and displays; and sales promotions. These programs build preference for our brands which in turn increase unit case volume. We define our unit case volume as the number of unit cases (or unit case equivalents) of Company beverage products directly or indirectly sold by the Company and its bottling partners. An increase in unit case volume translates to an increase in per capita consumption and greater market share, ultimately driving our cash flows and value of our business. Some of our more iconic advertising programs include:

•
The 1931 advertising image of Santa Claus created by Haddon Sundblom, commissioned by the Company and still used in our advertising today. Many people recognize that this became the modern day image of Santa Claus.

•	The 1971 Hilltop commercial featuring the jingle, “I’d like to buy the World a Coke;”

•	The 1979 Mean Joe Green ad; and

•	The 1993 Northern Lights ad where the Company began to use the animated polar bear in our advertising.
These iconic programs are examples of our integrated marketing campaigns that have proven successful for our Company, and the effectiveness of these campaigns have an impact that lasts for decades.
Our integrated marketing programs are designed to recruit new consumers, retain current consumers and increase the purchase frequency for our brands by all consumers. These programs increase brand awareness and brand health which results in creating demand for our brands both immediately and over the long term. Our integrated marketing programs are not designed to simply increase our sales volume at the moment immediately following the advertisement or during a specific event. Instead, we fully expect that the consumers will experience the various touchpoints of our integrated marketing programs and continue to purchase our products well into the future. We believe this is true not only for our iconic marketing programs, but also for our other integrated marketing programs. If this were not the case, there would be no sound business reason for companies like ours to engage in large-scale integrated marketing campaigns (i.e., for events such as the Olympics, the World Cup and the China Expo) because the costs of those campaigns exceed the incremental increase in sales during the discrete period in which the advertisements take place.
Our integrated marketing programs are a key element of our relationship with our bottling partners. This relationship is governed by our bottling agreement. Under the terms of our bottling agreement, the Company is not required to invest in any marketing activities. All marketing activities initiated by the Company are at our discretion. However, each year during our annual business planning process our local business units work together with our local bottling partners to jointly develop aligned annual business plans. One component of these aligned business plans includes a preliminary annual marketing plan, which includes commitments to annual spending levels for brand-building advertising by the Company. In addition, these annual marketing plans generally include commitments to jointly invest in significant events (e.g., the Olympics, the World

Cup and the China Expo). Generally, the Company’s marketing investments relate to creating consumer demand for our branded products. Our bottling partners’ investments are designed to fulfill the demand created by our integrated marketing programs. The commitment by the Company to continue to build brand awareness and drive consumer demand gives our local bottling partners the confidence that future unit case volume will increase. This confidence influences other investment decisions our bottling partners must make, such as purchases of, or modifications to, cold drink equipment, delivery vehicles and bottling lines. Under the terms of our bottling agreement, our bottling partners are required to make the necessary investments in tangible assets to fully satisfy the demand for our beverages in each territory they operate. It is necessary for our bottling partners to understand the amount of the Company’s commitment included in the annual marketing plan and its estimated impact on consumer demand in order for them to make the necessary investments on a timely basis to fully satisfy the demand for our beverages. Therefore, the Company’s commitment to an annual marketing plan is implicit in the sales arrangement with the bottlers (as indicated in ASC 270) through the combination of the bottling agreement and the annual business planning process between the Company and each of its local bottling partners.
Our integrated marketing programs are also important to the retailers that sell our brands in their outlets. Because of our commitment to build brand awareness and drive consumer demand, retailers have confidence that our brands will sell, thus generating profits for the retailers. The retailers make decisions to list our brands, allocate shelf space to our brands, and continuously stock our products. Retailers invest their own resources to list our products because of their understanding of our commitment and historical success in driving demand for our products through integrated marketing programs. Having our brands available in more outlets generally results in increased unit case volume, higher per capita consumption and greater market share.
Analysis of the long-term benefits derived from our integrated marketing programs
To ensure our integrated marketing programs are effective at increasing brand awareness and driving on-going brand health over sustained periods of time, we conduct our own Company-specific research throughout the world on the effectiveness of our marketing. In addition to our own research, we periodically review academic research related to the short and long-term impacts that integrated marketing programs have on consumers. Both the academic research and our own Company-specific research is used to educate our senior management and marketing associates on the effectiveness of our advertising and on consumers’ feelings and attitudes towards our brands.
Academic research
While the research supporting the long-term effectiveness of advertising is extensive, we have cited below some examples of the academic evidence supporting this view.
Example 1: In 1986, Gordon Brown of Millward Brown published a study titled “Modeling Advertising Awareness” in the Journal of the Royal Statistical Society. This study looked at consumer awareness for brand advertising collected from surveys. It concluded that awareness for advertising persists for months following the dates the advertising actually took place. In this study, it took nine months for advertising awareness to dissipate.
Example 2: In 1995, Leonard M. Lodish, Abraham M. Magid, Jeanne Livelsberger, Beth Lubetkin, Bruce Richardson and Mary Ellen Stevens conducted a test and published a study in a publication named Marketing Science titled “A Summary of Fifty-Five In-Market Experimental Estimates of the Long-Term Effect of TV Advertising.” This analysis compiled results from 55 advertising “heavy up” weight studies. Advertisers had purchased the 55 tests at different points in time, each wanting to test how much volume would be generated from “heavy up” advertising. Via addressable cable, test households received more television commercials for the test brand than did control households. Test and control household purchasing of the test product was tracked via shopper cards, before, during, and after the “heavy up” test period. The average volume uplift during the test period across the 55 separate tests was 20.9 percent. Households that received more advertising bought more of the advertised product than did households who did not receive the extra advertising weight. In years two and three after the test, when all households reverted to the same television advertising levels, the households who had received the heavier TV weight in year one were still purchasing more of the test products than the control households. The combined volume uplift in year two and three, when advertising had resumed to normal levels, was 22.3 percent or 1.07 times the test year lift. The study concluded that the long-term effects of advertising are equal to or greater than the short-term effects.
Example 3: In June 2011, Raj Sethuraman, Gerard J. Tellis and Richard A. Briesch published a meta-analysis of 751 short-term and 402 long-term advertising elasticity estimates from 56 studies published by others between 1960 and 2008. A meta-analysis is a combination of the results of other studies. Short-term advertising elasticity represents the percent change in a brand’s current period sales for a one percent change in the brand’s current advertising. Long-term advertising elasticity represents the percent change in a brand’s current and future period sales for a one percent change in the brand’s current advertising. This analysis was published in the Journal of Marketing Research and was titled “How Well Does Advertising Work? Generalizations From Meta-Analysis of Brand Advertising Elasticities.” This analysis concluded that average long-term elasticities were about equal to the average short-term elasticities.
Company-specific research
There are two types of Company-specific research relevant for this discussion. The first is brand health tracking. In an effort to track brand health, we engage a third-party marketing research consulting firm to conduct monthly research in approximately 89 countries throughout the world to measure the effectiveness of our integrated marketing programs and consumers’ feelings and attitudes towards our brands. On our behalf, consumers in these 89 countries are interviewed each month. The interview consists of approximately 45 pages of questions related to the following topics:

•	beverage category consumption behavior;

•	beverage category image;

•	beverage category preference;

•	favorite brand;

•	advertising and brand awareness;

•	brand image;

•	value perception;

•	consumption frequency;

•	future consumption intent;

•	last consumption occasion (what, where and when);

•	the drivers of their beverage choice;

•	advertising recognition and effectiveness;

•	beverage purchase channel (supermarket, restaurant, C&P, etc.); and

•	health and wellness thoughts and perceptions.
The second type of research relevant to this discussion is marketing mix modeling. The output explained by these marketing mix models (i.e., the dependent measure) is unit case volume. For this type of research, we engage third-party marketing research consulting firms to build statistical sales response models using a variety of data. Input drivers to these models come from several sources and include:

•	Retail tracking: distribution, price, in-store promotion conditions, competitive distribution and in-store promotions.

•	Media tracking: rating points for television, ratings or spend for other media such as print, radio, out of home and digital.

•	Consumer promotion timing and quantity or pressure.

•	External forces: macro-economic factors such as private consumption, temperature and precipitation and natural disasters.
We have a department within the Company called Marketing Strategy and Insights. One of the duties of this department is to analyze the raw data received from these studies and other sources to make a determination of the effectiveness of our integrated marketing programs. Through the use of techniques such as regression analysis, the Marketing Strategy and Insights department identifies correlations between when advertising is aired compared to consumers’ awareness and recall for the advertising. They are able to quantify the impact that current and past marketing activities and competitive and external factors have on unit case volume. Below are some examples of studies we have performed.
Example 1: The Company ran advertising for a specific brand in one geographic market for a four-week period. We received data and were able to measure brand advertising awareness before the advertising was aired as well as after the advertising was aired. At the end of the four-week on-air period, we completely stopped advertising that brand. Through the data and analysis available for this particular market, we determined that it took approximately 20 weeks for advertising awareness to dissipate to the level it was prior to the four-week advertising campaign.
Example 2: We studied the impact of TV advertising in one of our geographic markets for two different brands. In this market, we ran TV advertising for five to seven months. We measured the gross rating points of our advertising over that period. Gross rating points represent the percentage of people (or households) tuned in to a television program as compared to the number of television sets in the particular television universe (geographical location). Each rating point is equal to 1 percent. If a show has a rating of 7, that means that 7 percent of all persons (or households) who have a television were tuned in to that show. Just as in the first Company-specific example above, when the advertising period ended, the Company completely stopped advertising for these brands in this market. Using marketing mix models, we quantified the unit case volume contribution from the advertising during and after the on-air period. We determined that the unit case volume increase attributable to the TV advertising dissipated to zero over a seven to nine-month period.
Example 3: We studied both the short and long-term impact of advertising on specific brands in four geographic markets and 16 market-brand combinations. In these studies, advanced techniques in marketing mix modeling were employed. While the impact of the long-term advertising varied for each of the 16 market-brand combinations, advertising did have a long-term impact in each of the market-brand combinations. On average across these 16 market-brand combinations, the short-term and long-term advertising impact was about equal.
Example 4: We analyzed the effect of TV advertising over a two-year period comparing TV gross rating points to the volume contribution from TV advertising for specific brands in two geographic markets. Over the two-year period, TV gross rating points were high in some months while they were low in other months. We used marketing mix modeling to quantify the sales volume contribution from the advertising. We then analyzed the monthly change in volume contribution from advertising relative to the monthly change in TV gross rating points. In both geographic markets, the volume contribution from advertising in months with higher TV gross rating points not only impacted unit case volume in the period in which the advertising was aired, but also impacted unit case volume in future months when TV gross rating points were considerably lower. Therefore, this analysis concluded that our advertising impacted unit case volume beyond the period in which it was aired.
Example 5: We analyzed the effect of TV advertising over a two-year period comparing TV gross rating points to the volume contribution from TV advertising for a specific brand in one geographic market. We ran TV advertising for approximately four months at the beginning of the two-year period. The first two months of TV advertising was run at higher TV gross rating point levels while the second two months of TV advertising was run at progressively lower TV gross rating point levels. After the four-month advertising period ended, the Company completely stopped advertising this brand in this market for seven months. Using a marketing mix model, we determined that TV advertising contributed to our unit case volume for approximately four months after the TV advertising ended. Eight months after the original TV advertising ended, the Company ran TV advertising for the same brand in the market for one month. Using a marketing mix model, we determined that one month of TV advertising contributed to our volume for approximately four additional months. Therefore, this analysis again concluded that our marketing had a long-term effect on our unit case volume.
Example 6: We analyzed the effect of the NCAA March Madness TV advertising in the United States for two individual years. Using a marketing mix model, we determined that the TV advertising related to this event contributed to our unit case volume throughout most of the remainder of each respective year.
These examples are just a small sample of the marketing research we conduct and the insights we derive from the research related to our integrated marketing programs. We highlighted the first, second and fifth examples because in each of these cases we completely stopped advertising for an extended period of time and therefore were able to gain additional insight into the impact that these specific advertising campaigns had on brand awareness and unit case volume. The Company generally does not completely stop advertising for its brands for extended periods of time. We generally continue advertising throughout the year with certain periods having a higher level of advertising. Therefore, we also included several examples where advertising continued throughout the year. Company-specific research is performed to educate our senior management and our marketing associates on the effectiveness of our integrated marketing programs. These types of analyses are needed to manage the day-to-day operations of our Company. We have only provided a small number of examples to demonstrate that we do analyze the long-term effects of our marketing programs and to provide evidence that our marketing programs have an effect on our unit case volume beyond the period in which the advertising takes place. We perform the types of analyses described above in most major markets in which we operate.
Conclusion based on academic and Company-specific research
The examples cited above represent only a small sample of the numerous published academic studies and research conducted by the Company. These studies and research consistently yield the same conclusion — investments in marketing result in both short and long-term benefits and ultimately build brand strength, resulting in increased unit case volume. We believe this clearly provides evidence that the benefits of investments in marketing extend beyond the interim period in which the advertisement takes place. If this were not the case, there would be no sound business reason for companies like ours to engage in large-scale integrated marketing campaigns (i.e., for events such as the Olympics, the World Cup and the China Expo) because the costs of those campaigns exceed the incremental sales during the discrete period in which the advertisements take place. Instead, we believe that our continued investment in integrated marketing initiatives over the long term builds brand strength, which ultimately results in increased unit case volume, higher per capita consumption and greater market share. Third-party studies have reached similar conclusions.
Third-party assessment of the long-term benefits derived from our integrated marking programs
As previously mentioned, we believe there is conclusive evidence, based on both academic and Company-specific research, that the value of integrated marketing programs extends beyond the interim period in which the advertisement takes place. Moreover, we believe there is a strong correlation between successfully executed integrated marketing programs and brand strength and brand value. An analysis performed by Interbrand, a global branding consultancy firm, reached a similar conclusion. In 2010, Coca-Cola was rated by Interbrand as the world’s most valuable brand. Interbrand has published the ranking of the world’s most valuable brands for 11 years and Coca-Cola has been ranked number one in each of those 11 years. In Interbrand’s 2010 Best Global Brands annual report, it describes its benchmark study of Best Global Brands as follows:
“Voted one of the three most influential benchmark studies by business leaders, Best Global Brands is our annual report on the world’s most valuable brands. It offers our insights into how these global organizations create and manage brand value. We pioneered the technique for valuing brands in 1984 and have continued to improve upon our methodology and set the pace for other approaches. Our valuation techniques have long been recognized by businesses, academics and regulatory bodies as uniquely valuable strategic tools. Today, we have conducted thousands of valuations for clients to provide guidance in managing their most valuable asset - their brand.”
We have included several quotes below from Interbrand’s 2010 Best Global Brands annual report to illustrate that our marketing investment strategy is viewed externally in a similar manner to the way we view it internally, which is to build long-term brand health and brand value. Our marketing investment strategy is not focused on short-term incremental unit case volume growth. We believe that Interbrand succinctly articulates this point in their published assessment of our FIFA World Cup campaign as follows:
“This renewed focus on the customer, and Coca-Cola’s capable integration of its philosophy into every touchpoint of its brand, was evident at this year’s FIFA World Cup - a campaign that marketing managers will be looking to as a case study for years to come. Coca-Cola was a major presence at the event: asserting itself on billboards and advertisements, as well as being carried in all shops and outlets around the event. (This is not as easy as it looks; lack of products in shops and presence at the FIFA World Cup was something for which fellow sponsor and sophisticated marketer Budweiser was criticized.)
Meanwhile, its “Coca-Cola Celebration Mix” - a remix of previously unknown Somali-Canadian artist K’Naan’s song “Waving Flag” - became the unofficial anthem of the World Cup. As videos on YouTube and ecstatic Twitter feeds make clear, the song (which was given its own Coca-Cola audio signature, made familiar from last year’s “Open Happiness” campaign) made a powerful impact on individuals at the event as well as those watching it from home, fully delivering on Coca-Cola’s intent to connect emotionally with its audience. In fact, the Coca-Cola co-owned song proved so popular that it went on to become a number one iTunes hit in 17 countries. Coca-Cola then carried on the good spirit toward the brand by investing the huge profits it made from digital downloads into Coca-Cola’s US $30 million Replenish Africa Initiative, which seeks to provide clean water and better sanitation (an issue for the company’s long-term beverage production) for the home of this year’s World Cup.”
We believe our long history of integrated marketing programs, such as our FIFA World Cup campaign, have resulted in Coca-Cola being considered the world’s most valuable brand. Interbrand describes its method for determining the world’s most valuable brand as looking at the ongoing investment and management of the brand as a business asset. The method takes into account all of the many ways in which a brand touches and benefits its organization - from attracting and retaining talent to delivering on customer expectations. Interbrand states that the final value can then be used to guide brand management, so businesses can make better, more informed decisions. There are three key aspects that contribute to Interbrand’s assessment of global brands: the financial performance of the branded products or services, the role of brand in the purchase decision process and the strength of the brand.
Financial Performance - Financial performance measures an organization’s raw financial return to the investors. For this reason, it is analyzed as economic profit, a concept akin to Economic Value Added (EVA). To determine economic profit, we remove taxes from net operating profit to get to net operating profit after tax (NOPAT). From NOPAT, a capital charge is subtracted to account for the capital used to generate the brand’s revenues; this provides the economic profit for each analyzed year. For purposes of the rankings, the capital charge rate is set by the industry weighted average cost of capital (WACC). The financial performance is analyzed for a five-year forecast and for a terminal value.

Role of Brand - Role of brand measures the portion of the decision to purchase that is attributable to brand - this is exclusive of other aspects of the offer like price or feature. Conceptually, role of brand reflects the portion of demand for a branded product or service that exceeds what the demand would be for the same product or service if it were unbranded.
Brand Strength - Brand strength measures the ability of the brand to secure the delivery of expected future earnings. Brand strength is reported on a 0 to 100 scale, where 100 is perfect, based on an evaluation across 10 dimensions of brand strength. Performance in these dimensions is judged relative to other brands in the industry, and in the case of exceptional brands, relative to other world-class brands. The 10 dimensions of brand strength are commitment; protection; clarity; responsiveness; authenticity; relevance; understanding; consistency; presence; and differentiation.
These various components ultimately come together so that forecasted financial performance projects economic profits that are multiplied by the role of brand to reveal branded earnings, which, based on the brand strength, are discounted back to a present value and totaled to arrive at a brand value. In 2010, Interbrand’s valuation methodology described above yielded a value for Coca-Cola of $70,452 million, a 2 percent increase over 2009.
Interbrand’s 2010 Best Global Brands annual report also contains a discussion related to trust and customer loyalty in today’s marketplace. We have included several quotes from that annual report in order to further illustrate that our marketing investments are focused on long-term value creation. The most relevant quotes are as follows:
“Year after year, Coca-Cola demonstrates its ability to adapt to whatever challenges the marketplace throws its way. The number one brand for the 11th year in a row makes its brand central to its business operations. This year, for example, it oriented business operations around a new philosophy of “consumer engagement,” which yielded benefits such as a more robust social media strategy, continued development of owned media projects like its World of Coca-Cola Museum, smart product placements and ads that stir emotions.”
“Coca-Cola gets almost everything right. Its brand promise of fun, freedom, spirit and refreshment resonates the world over and it excels at keeping the brand fresh and always evolving - all this, while also maintaining the nostalgia that reinforces customers’ deep connection to the brand. For such a large brand, it operates quickly, flexibly and innovatively, tailoring itself to local markets without tarnishing its legacy. This includes different flavor profiles in each country and shrewd distribution models in fast-developing world markets (for example, carts in India). It has adapted quickly to social media, with 11 million fans on Facebook and 96,385 followers on Twitter as of August 2010. And while its brand may not be perceived as the best corporate citizen, in reality it leads in this area as well, providing US $305 million through the Coca-Cola Foundation. The brand is likely to face challenges as customers grow more health conscious in the coming years, and soda is increasingly taxed in the U.S. However, it is already thinking ahead with aggressive targeting of fast-developing markets and programs like Healthy Active Living which address this criticism head-on.”
“It is clear that the rules are changing, but in a landscape fraught with contradictions, and vocal customers scrutinizing your every move, it is difficult to know how best to proceed. Yet, some brands are already adapting - embracing transparency and a higher level of customer engagement at every touchpoint, while still staying true to their brand promise both internally and externally. Brands like Coca-Cola, Ford and Santander are guiding the way forward, showing the world that it is possible to win in this marketplace, and build the trust and loyalty that influence customer demand, despite the many risks.”
“Today’s customers are skeptical, vocal and savvy, but as Coca-Cola, Ford and Santander demonstrate, brands that stay transparent, engaged and true to their promises will be well equipped to lead and engage with even the most critical customers. As long as brands follow this path there won’t be anything to hide - and they’ll be able to unlock real-time opportunity and create relationships with customers that will carry them through any short-term stumbles.”
Interbrand’s comments and conclusions illustrate their view on the long-term effectiveness of our integrated marketing programs. The success of our programs resulted in building brand strength and brand value.
Details of the Company’s interim allocation methodology
As discussed above, we concluded that it was appropriate and necessary to modify our annual accounting policy related to advertising costs for interim periods. The calculation used for the Company’s interim allocation for the first, second and third quarters of each year starts with year-to-date actual unit case volume. We define our unit case volume as the number of unit cases (or unit case equivalents) of Company beverage products directly or indirectly sold by the Company and its bottling partners. We divide the year-to-date actual unit case volume by the most recent full year estimate of unit case volume. This gives us the percentage of full year estimated unit case volume that has been sold to date. This percentage is then multiplied by the most recent full year estimated marketing expenses subject to this allocation methodology to determine the year-to-date amount of marketing expense to be recognized in the statement of income. This methodology results in a “standard cost” for marketing expenses being recognized for each unit case sold so that the cost is recognized as the benefit occurs.
In the first quarter of the year, the year-to-date amount of marketing expense to be recognized under the interim allocation methodology is equal to the amount we recognize in the statement of income in the quarter.
In the second and third quarters, we start by calculating the year-to-date amount of marketing expense required to be recognized under our interim allocation methodology. We then subtract the cumulative amount of marketing expense recognized in any prior quarters of the current year. The difference between the year-to-date amount of marketing expense required to be recognized under our interim allocation methodology and the cumulative amount of marketing expense recognized in prior quarters of the current year equals the amount of marketing expense recognized in the statement of income in that quarter.
Any changes in either the full year estimated unit case volume or the full year marketing expense estimates results in a “catch up” allocation and is recognized in the interim period in which the change in estimate occurs. Changes in these estimates have historically not been significant. In 2009, our full year estimate of marketing per unit case at the beginning of the year and our full year actual marketing per unit case at the end of the year did not change. In 2010, our full year actual marketing per unit case at the end of the year was $0.01 per unit case higher (approximately 3 percent of the total) compared to our full year estimate of marketing per unit case at the beginning of the year. In 2011, our full year estimate of marketing per unit case at the beginning of the year and our latest full year estimate of marketing per unit case has not changed. The Company’s Disclosure Committee has established criteria it uses to evaluate potential disclosure items which includes significant actual or planned increases or decreases in either unit case volume or marketing expenditures. If the change in estimated marketing expenditures was significant, the Company would include appropriate disclosures in its filings with the SEC.
At the end of the year, our full year actual marketing expenses is determined based on our disclosed annual accounting policy, which is expensing advertising the first time it takes place. The amount of marketing expense recognized in the fourth quarter is the difference between the actual full year marketing expense and the cumulative amount of marketing expense recognized in the statement of income during the first three quarters of the current year.
Since our allocation methodology is based on our full year estimated marketing expenses, the calculation includes marketing expenses incurred early in the year which we believe benefit future interim periods within the same year and marketing expenses incurred at the end of the year. As a result, in any given quarter, we could either be deferring marketing expenses to a future quarter or accelerating marketing expenses into an earlier quarter when compared to the results of operations that would have been reported assuming we had applied the annual accounting policy to the individual quarters. We believe it is appropriate to include all of these expenses since the Company’s commitment to an annual marketing plan is implicit in the sales arrangement with the bottlers (as indicated in ASC 270) through the combination of the bottling agreement and the annual business planning process.
Because we allocate full year estimated marketing expenses to each interim period using our allocation methodology, we do not require all of our business units throughout the world to perform “hard accounting closes” specifically for marketing expenses each interim period. Under our allocation methodology, the actual amount of marketing services received in any given quarter does not impact the allocation calculation; therefore, we have not historically tracked it.
We believe our methodology provides a systematic and rational approach for recognizing our marketing expenses in interim periods. We calculate the allocation of marketing expenses to interim periods at the business unit level for our concentrate business. A business unit at the Company is either an individual country for some of our larger markets or a group of countries for our smaller markets. Business units are geographic in nature and, therefore, they group similar consumers together. By calculating the allocation at a business unit level, the unit case volume and marketing expenses from one business unit only impact the allocation of marketing expenses for that specific business unit. They do not in any way impact the allocation of marketing expenses for other business units.
We use unit case volume as a basis for our allocation because unit case volume is a measure of our business at the consumer level. We believe unit case volume provides a relevant match to our consumer-based marketing expenses. As previously mentioned, our marketing expenses are primarily designed to enhance consumer awareness and preference for our brands. We believe these marketing expenses result in increased unit case volume, per capita consumption and greater market share.

We have provided the following example to illustrate how we apply our interim allocation methodology. This example assumes one of our business units had the following facts as of the quarter ended March 31, 201X:

Description	Q1 (Actual)	Full Year Estimate
Unit case volume	20	100
Marketing expenses:
Cash paid	$ 4	$ —
Accrual basis[1]	5	60
Interim allocation methodology	12	n/a
Marketing expense per unit case	0.60	0.60
1 As determined based on our annual accounting policy (for illustrative purposes only as we do not track these amounts on a quarterly basis).
The Q1 allocation of marketing expenses would be calculated as follows:
Step 1 - Divide the actual year-to-date unit case volume by the latest full year estimated unit case volume: 20/100 = 20 percent.
Step 2 - Multiply the percentage calculated in step 1 by the latest full year estimated marketing expenses based on our annual accounting policy: 20 percent * $60 = $12. This is the amount of marketing expense that would be recognized in the income statement for Q1 201X.
Assuming the business unit had recorded expenses for advertising costs as cash was paid, we would accrue a liability of $8 ($12 minus $4) of additional marketing expense in Q1.
Assuming the business unit in this example followed our annual accounting policy during this interim period, we would accrue a liability of $7 ($12 minus $5) of additional marketing expense in Q1.
The end result using our allocation methodology, regardless of the underlying basis, cash or accrual, for closing the books is identical. The Company would recognize $12 of marketing expense in the Q1 201X reported operating results. For this reason, we do not require all of our business units to complete “hard accounting closes” each quarter end for marketing expenses. Therefore, we do not track the difference between amounts recognized by our allocation methodology compared to the amounts that would have been recognized had the Company applied the annual accounting policy for marketing expenditures to the interim period.
The example below assumes one of our business units had the following facts as of the quarter ended June 30, 201X:

Description	Q1 (Actual)	Q2 (Actual)	Q2 YTD (Actual)	Full Year Estimate
Unit case volume	20	30	50	100
Marketing expenses:
Cash paid	$ 4	$ 28	$ 32	$ —
Accrual basis[1]	5	35	40	60
Interim allocation methodology	12	18	30	n/a
Marketing expense per unit case	0.60	0.60	0.60	0.60
1 As determined based on our annual accounting policy (for illustrative purposes only as we do not track these amounts on a quarterly basis).
The Q2 allocation of marketing expenses would be calculated as follows:
Step 1 - Divide the actual year-to-date unit case volume by the latest full year estimated unit case volume: 50/100 = 50 percent.
Step 2 - Multiply the percentage calculated in step 1 by the latest full year estimated marketing expenses based on our annual accounting policy: 50 percent * $60 = $30. This is the amount of marketing expense that would be recognized in the income statement for year-to-date Q2 201X.
Step 3 - Subtract the amount of marketing expense recognized in the income statement in Q1 201X from the marketing expense recognized in the income statement for year-to-date Q2 201X: $30 - $12 = $18. This is the amount of marketing expense that would be recognized in the income statement for quarter-to-date Q2 201X.
Assuming the business unit had recorded expenses for advertising costs as cash was paid, we would have a net deferral of $2

(year-to-date cash paid of $32 less interim allocation methodology of $30) of marketing expense.
Assuming the business unit in this example followed our annual accounting policy during this interim period, we would record a deferral of $10 (year-to-date accrual of $40 less interim allocation methodology of $30) of marketing expense.
The end result using our allocation methodology, regardless of the underlying basis, cash or accrual, for closing the books is identical. The Company would recognize $30 of marketing expense in the Q2 year-to-date reported operating results.
The types of marketing expenses included in our allocation methodology include the cost of media (in any form); production and development costs of advertising; advertising agency and creative fees; consumer promotions; sampling; point-of-sale messaging; and event sponsorships. Our allocation methodology does not include any marketing administrative costs (salaries of marketing associates, travel, etc.) or any adjustments to prior year marketing accruals.
The Company’s responses to the Staff’s questions
The Staff specifically asked us to provide the following:

(i)	discuss how you differentiate marketing expenditures that benefit multiple periods than those that are expensed as incurred or the first time the advertising takes place.
The Company’s accounting policy related to advertising costs for annual reporting purposes was disclosed in Note 1 of our 2010 Annual Report on Form 10-K as follows:
“Our Company expenses production costs of print, radio, television and other advertisements as of the first date the advertisements take place.”
The Company’s accounting policy related to advertising costs during our interim reporting periods (i.e., the “sales curve” allocation methodology), which is the subject of the Staff’s questions, has no impact on our full year consolidated income statement or our December 31 consolidated balance sheet. The sales curve allocation methodology only impacts our interim accounting periods. The Company has consistently applied this interim accounting policy for more than 25 years. The Company included the following disclosure in our first and second quarter 2011 Form 10-Qs:
“We allocate our full year estimated marketing expenditures that benefit multiple interim periods to each of our interim reporting periods based on the proportion of each interim period’s unit case volume to the estimated full year unit case volume. This allocation is only performed during our interim periods. Our full year marketing expenditures are not impacted by this accounting policy.”
In our future Form 10-K filings, we will include both our annual and interim accounting policies for marketing expenditures. Refer to the discussion and example included under the heading “Details of the Company’s interim allocation methodology” above.

(ii)	tell us the total full year estimated marketing expenditures that benefit multiple periods for 2011 and the amount of assets recorded at March 31, 2011 and June 30, 2011.
Because we allocate full year estimated marketing expenditures to each interim period using the methodology mentioned above, we do not require all of our business units throughout the world to perform “hard accounting closes” specifically for marketing expenditures each interim quarter. Under our allocation methodology, the actual amount of marketing services received in any given quarter does not impact the allocation calculation; therefore, we do not track or measure our interim advertising costs using our annual accounting policy (i.e., determining expense based on the first time advertising takes place and measuring the related expense for that specific interim period). Refer to the discussion and example included under the heading “Details of the Company’s interim allocation methodology” above.

(iii)
please demonstrate how the benefits of an advertising expenditure, for example, the NCAA March Madness basketball tournament sponsorship, clearly extend beyond the interim period in which the expenditure is made and how the deferral of such advertising expenditure to other interim periods is appropriate. Refer to FASB ASC 270-10-45-9(d).

Refer to the discussion under the headings “Analysis of the long-term benefits derived from our integrated marketing programs” and “Third-party assessment of the long-term benefits derived from our integrated marketing programs,” above.

(iv)
please provide marketing research and analysis of your marketing expenditures which illustrate events occurring in the first quarter can have an impact in the unit case volume in the subsequent quarters.

Refer to the discussion under the headings “Analysis of the long-term benefits derived from our integrated marketing programs” and “Third-party assessment of the long-term benefits derived from our integrated marketing programs” above.

(v)	tell us how you determine and track the changes in the case volume each quarter attributable to each marketing campaign and disclose the methodology for such determination.
Our allocation methodology is calculated based on the business unit’s latest full year estimate of unit case volume and marketing expenses. Under this methodology, we do not need unit case volume or marketing expense data at a campaign level. Any changes in a business unit’s full year estimated unit case volume or marketing expenses results in a “catch up” allocation and is recognized in the interim period in which the change in estimate occurs. Changes in these estimates have historically not been significant. Refer to the discussion under the heading “Details of the Company’s interim allocation methodology” above.
We believe that our interim accounting policy best serves our investors and users of our financial statements by providing timely information related to our annual advertising investment on a quarterly basis. Therefore, we believe our interim accounting policy is appropriate under ASC 270.
In connection with responding to your comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any comments or questions regarding this letter to me at (404) 676-6396 or via e-mail at
kathywaller@coca-cola.com.

Very truly yours,

/s/ Kathy N. Waller
Kathy N. Waller
Vice President and Controller
The Coca-Cola Company

cc:	Muhtar Kent, Chairman of the Board of Directors, Chief Executive Officer and President
Gary P. Fayard, Executive Vice President and Chief Financial Officer
Peter V. Ueberroth, Chairman of the Audit Committee of the Board of Directors